Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement Nos. 33-49743, 333-30043, 333-40502, 333-92224, 333-116993, 333-06871, 33-50856, 333-126465, 333-157570, 333-167885, 333-170902 on Forms S-8 of McGraw Hill Financial, Inc. of our report dated March 30, 2015 (September 1, 2015 for Notes 2 and 5 as it relates to goodwill, Note 8 as it relates to the tax rate table, and the second paragraph in Note 14), relating to the consolidated financial statements of SNL Financial LC and Subsidiaries as of and for the year ended December 31, 2014 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to the preparation of financial statements in accordance with generally accepted accounting principles as applied to public business entities), appearing in this Current Report on Form 8-K/A of McGraw Hill Financial, Inc. dated October 29, 2015.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

October 29, 2015